

James Boggi

Fabalish

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Wayne, New Jersey, United States ·

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Experience

Director Of Operations

Fabalish · Full-time
May 2019 – Present · 2 yrs 4 mos
New York City Metropolitan Area

SNY

1 yr 11 mos

Technical utility specialist
Full-time
Oct 2018 – Nov 2019 · 1 yr 2 mos
New York City Metropolitan Area

Operator
Freelance
Jan 2018 – Oct 2018 · 10 mos

New York City Metropolitan Area

Interests

Fabalish
155 followers